UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2013

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐            No  ☒

2013 Second Quarter Financial Results

OVERVIEW

GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. In 14 years of operations, GW has established a world leading position in the development of plant-derived cannabinoid therapeutics through its proven drug discovery and development processes, GW’s intellectual property portfolio and its regulatory and manufacturing expertise. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis (“MS”) in 21 countries outside the United States (“U.S.”). GW is also evaluating Sativex in a Phase 3 program for the treatment of cancer pain, and anticipates that top-line results from two Phase 3 trials will be available in 2014, the first of which is expected to be available in mid-2014. This program is intended to support the submission of a New Drug Application (“NDA”) for Sativex in cancer pain with the U.S. Food and Drug Administration (“FDA”) and in other markets around the world. GW believes that MS spasticity represents an attractive indication for Sativex in the U.S. and the Company intends on pursuing an additional clinical development program for this significant opportunity. GW has a deep pipeline of additional cannabinoid product candidates, including two distinct compounds, GWP42004 and GWP42003, in Phase 2 clinical development for Type 2 diabetes and ulcerative colitis, respectively, and two additional programs expected to advance into Phase 1 and Phase 2 clinical trials in the next 12 months.

NASDAQ LISTING

On May 1, after the period end, GW successfully completed a U.S. initial public offering on the NASDAQ Global Market (“Nasdaq”). GW issued 3,500,000 American Depository Shares (“ADSs”) at a price to the public of $8.90 per ADS. Each ADS represents 12 ordinary shares of 0.1p each (“Ordinary Shares”) in the capital of the Company. After the offering, the underwriters exercised part of their over-allotment option, purchasing a further 178,000 ADSs from the Company. Total net proceeds before expenses were $30.4m. In the offering, GW attracted interest from U.S. investors as well as support from its UK institutional shareholders.

The ADSs trade on Nasdaq under the symbol “GWPH”. The Company’s Ordinary Shares continue to trade on the London Stock Exchange’s AIM market for listed securities under the ticker “GWP”.

The Nasdaq listing represents a significant milestone for GW and is an important strategic development for the Company. The process has significantly increased GW’s profile amongst the U.S. investment community and has enabled GW to attract several new U.S. healthcare investors. In addition, the funds raised further strengthen the Company’s financial position and in particular allow the Company to advance the clinical development of several of its cannabinoid pipeline products as well as expand its manufacturing facilities in preparation for the future U.S. launch of Sativex.

SATIVEX IN CANCER PAIN

GW is evaluating Sativex in a Phase 3 program to treat persistent pain in people with advanced cancer who experience inadequate pain relief from optimized chronic opioid therapy, the current standard of care. This program represents the lead target indication for Sativex in the U.S. and is based on positive data from two Phase 2 trials of Sativex involving over 530 patients in this indication. This program is intended to support the submission of an NDA with the FDA and in other markets around the world.

GW’s ongoing Phase 3 program is being conducted under an Investigational New Drug Application, or IND, and consists of three clinical trials, the first two of which are expected to enroll 760 patients in total and are intended to form the basis of the NDA. These two Phase 3 trial protocols mirror GW’s Phase 2b trial of Sativex with respect to patient population and treatment duration, and employ a primary efficacy endpoint that yielded statistically significant results in favor of Sativex in both Phase 2 trials. GW anticipates that top-line results from two Phase 3 trials will be available in 2014, the first of which is expected to be available in mid-2014.

The costs of the Phase 3 cancer pain program are fully funded by Otsuka Pharmaceutical Co. Ltd, who hold exclusive rights to commercialize Sativex in the U.S.

According to Fallon, et al. in the March/April 2006 edition of Clinical Medicine, pain is uncontrolled with opioid treatments in approximately 20% of patients with advanced cancer, or 420,000 people in the U.S. There are currently no approved non-opioid treatments for patients who do not respond to, or experience negative side effects with, opioid medications. GW believes that Sativex has the potential to address a significant unmet need in this large market by treating patients with a product that employs a differentiated non-opioid mechanism of action, and offers the prospect of pain relief without increasing opioid-related adverse side effects.

SATIVEX IN MS SPASTICITY

According to the World Health Organization, MS affects 1.3 million people worldwide, of which up to 80% suffer from spasticity, a symptom of MS characterized by muscle stiffness and uncontrollable spasms. There is no cure for spasticity, and it is widely recognized that currently available oral treatments afford only partial relief and have unpleasant side effects. Sativex offers the prospect of treating patients who have failed existing oral therapies and who might otherwise require invasive and costly alternative treatment options.

GW recently initiated commercialization of Sativex for the treatment of MS spasticity in seven countries outside the United States. The Company has also received regulatory approval in an additional 14 countries, and anticipates commercial launches in a number of European countries from the second half of 2013 onward, as well as launch in Australia in the second half of 2013. One additional country has recommended approval for Sativex and regulatory filings are on-going in nine other countries, principally in the Middle East where GW expects approvals and launches from late 2013 onwards.

GW anticipates that it will be required to conduct an additional development program prior to the submission of an NDA with the FDA for this indication. GW expects to submit an IND to the FDA for a proposed Phase 3 trial in the MS spasticity indication in mid-2013.

The commercial and regulatory status of Sativex in MS spasticity by country is detailed below:

Launched	Approved (pending launch)	Recommended for approval	Regulatory submission filed
Canada	Australia	Ireland	Bahrain
Denmark	Austria		Egypt
Germany	Belgium		Kuwait
Israel	Czech Republic		Malaysia
Norway	Finland		Oman
Spain	Iceland		Qatar
United Kingdom	Netherlands		Saudi Arabia
	Italy		Switzerland
	Luxembourg		United Arab Emirates
New Zealand
Poland
Portugal
Slovakia
Sweden

In March 2013, Sativex was rescheduled in the UK from Schedule 1, under the Misuse of Drugs Act, into Schedule 4, Part 1, reflecting the UK government view that Sativex has a low potential for abuse and low risk of diversion. This new less restrictive scheduling means that Sativex can be prescribed in the UK with no restriction on supply, recording, storage or destruction.

In Germany, following an arbitration panel decision, the German National Association of Statutory Health Insurance Funds (“GKV-Spitzenverban”) imposed a price reduction on Sativex sales. This price reduction applies retrospectively to sales from July 1, 2012. GW’s partner for Sativex in Germany, Almirall S.A. (“Almirall”), considers the reduced price to be unacceptable and has now launched legal proceedings to challenge the decision whilst in parallel it continues to pursue all avenues to arrive at a reasonable solution. A suspension of supply in Germany remains possible in the event of a lack of resolution.

Although this price reduction has had a negative impact on product sales revenues in the period, in-market sales volumes sold by our commercial partners increased by 26% in the first six months of 2013 compared with the first six months of 2012.

In May 2013, after the period end, GW received commercialization approval for Sativex in Italy via publication in the Italian Official Journal (Gazzetta Ufficiale). This reflects that regulatory, pricing and reimbursement approvals are now in place for an expected commercial launch in September by GW’s partner, Almirall. The reimbursed price of the medicine granted by the authorities in Italy is consistent with the reimbursed Sativex price in Spain and significantly higher than the recently reduced price in Germany. The publication of Sativex in the Italian Official Journal triggered a £250,000 milestone payment from Almirall to GW.

SATIVEX COLLABORATION PARTNERS

GW has entered into five separate collaboration agreements for Sativex with major pharmaceutical companies. Each agreement provides the respective partner with exclusive rights in a defined geographic territory to commercialize Sativex in all indications, while GW retains the exclusive right to manufacture and supply Sativex to such partners on commercial supply terms for the duration of the commercial life of the product. Details of the commercial partners and their respective geographic rights are as follows:

Otsuka Pharmaceutical Co. Ltd	United States
Novartis Pharma AG	Australia, New Zealand, Asia (excluding Japan, China, Hong Kong), Middle East (excluding Israel) and Africa
Almirall S.A	European Union (excluding the UK) and E.U. accession countries, Switzerland, Norway, Turkey and Mexico.
Bayer HealthCare AG	UK and Canada
Neopharm Group	Israel

CANNABINOID PIPELINE

In addition to Sativex, GW is developing other product candidates based on the Company’s proprietary cannabinoid platform, including GWP42004, which has completed a Phase 2a trial in Type 2 diabetes. In this trial, GWP42004 showed evidence of anti-diabetic effects, including the preservation of beta cell function and evidence across a number of endpoints suggesting an increase in insulin sensitivity. GW’s lead pipeline programs are as follows:

•                  GWP42004, which features THCV as the primary cannabinoid, for the treatment of Type 2 diabetes, for which a Phase 2 dose ranging trial is expected to commence in the second half of 2013;

•                  GWP42003, which features CBD as the primary cannabinoid, for the treatment of ulcerative colitis, for which a Phase 2 trial is ongoing, with data expected in early 2014;

•                  GWP42003, which features CBD as the primary cannabinoid, for the treatment of schizophrenia, for which a Phase 2 trial is expected to commence in the second half of 2013;

•                  GWP42006, which features CBDV as the primary cannabinoid, for the treatment of epilepsy, for which a Phase 1 trial is expected to commence in the second half of 2013; and

•                  Combinations of THC and CBD for the treatment of glioma, for which a Phase 1a/2b trial is expected to commence in the second half of 2013.

In the area of epilepsy, GW’s lead candidate, GWP42006, has previously shown the ability to treat seizures in acute models of epilepsy with significantly fewer side effects than existing anti-epileptic drugs. Genetic biomarkers for response have been identified. Interim results from recent additional confirmatory pre-clinical tests using chronic models of epilepsy show similarly positive results and plans are now in place for GWP42006 to enter Phase 1 clinical trials in the second half of 2013.

In the area of glioma (the most common form of brain cancer), in vivo studies have previously shown cannabinoids to have a synergistic effect with temozolomide, a standard treatment for glioma. Recent additional work in a new laboratory using a different model of glioma has replicated these previous positive results. As a result, a Phase 1b/2a study is due to commence in the second half of 2013 which will evaluate THC:CBD in combination with temozolomide in patients with recurrent glioblastoma.

Separately, there is emerging interest amongst U.S. paediatric epilepsy specialists and patient organizations in the potential role of CBD in treating intractable childhood epilepsy. GW has recently agreed to a request from epilepsy specialists in the U.S. to support an observational study of CBD in patients with Dravet’s and Lennox Gastaut Syndrome, two rare and severe forms of paediatric epilepsy.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements contained herein. GW presents its Consolidated Financial Statements in pounds sterling and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Balance Sheet as at 31 March 2013 and in the Consolidated Income Statement and cash flow statements for the 6 months ended 31 March 2013 have been translated into U.S dollars at the rate on 28 March 2013 of $1.518 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Overview

GW generates revenue from Sativex product sales, license fees, collaboration fees, technical access fees, development and approval milestone fees, research and development fees and royalties. The accounting policies that GW applies in recognising these revenues are set out in detail in Note 1 to the consolidated financial statements for the year ended 30 September 2012 included in the Company’s annual report for the year ended 30 September 2012 (available from GW’s website at www.gwpharm.com)

The principal factors affecting GW’s profitability and cash flow are the timing and amount of development and approval milestone receipts from the Company’s commercial partners, the rate of growth of Sativex product revenues, and the amount of GW-funded research and development expenditure.

Expenditure on research and development activities are recognised as an expense in the period in which the expense is incurred. A substantial proportion of GW’s research and development expenditure is funded by the Company’s collaboration partners. GW refers to this is “partner-funded” research and development expenditure. Most of this expenditure currently relates to the Sativex cancer pain development for the U.S market which is wholly funded by Otsuka.

GW also incurs research and development expenditures that are funded from GW’s own cash resources. This typically relates to core research and development spend on the Company’s staff and research facilities plus spend on certain pipeline product Phase 2 trials, currently in the areas of diabetes and inflammatory disease. GW refers to this as “GW-funded research and development expenditure.”

Management and administrative expenses consist primarily of salaries and benefits related to GW’s executive, finance, business development and support functions. Other management and administrative expenses include costs associated with managing commercial activities and the costs of compliance with the day-to-day requirements of being a listed public company in the United Kingdom, including insurance, general administration overhead, investor relations, legal and professional fees, audit fees and fees for taxation services.

As a U.K. resident trading entity, GW is subject to U.K. corporate taxation. GW’s tax recognized represents the sum of the tax currently payable or recoverable, and deferred tax. Deferred tax assets are recognized only to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. As a company that carries out extensive research and development activities, GW benefits from the U.K. research and development tax credit regime, whereby the Company’s principal research subsidiary company, GW Research Ltd., is able to surrender the trading losses that arise from its research and development activities for a cash rebate. This has resulted in a net tax credit to the income statements for each of the periods reported herein.

Results of Operations: Comparison of the six months ended 31 March 2013 and the six months ended 31 March 2012:

Revenue

Total revenue for the six months to 31 March 2013 was £12.9m, compared to £11.1m for the six months ended 31 March 2012. This increase was driven by the growth in research and development fees charged to Otsuka which increased from £8.8m in the first six months of 2012 to £11.7m in the first six months of 2013. The increased research and development fees reflect increased research and development expenditure on the Sativex U.S. cancer pain development program whereby the rate of recruitment of patients into GW’s three Phase 3 trials has increased compared to the prior period. This has led to increased costs which GW has passed onto Otsuka by invoicing to them as research and development fees.

License, collaboration and technical access fees for the six months ended 31 March 2013 of £0.6m were consistent with the £0.6m recognised in the six months ended 31 March 2012.

The volume of Sativex inventory shipped to GW’s commercial partners in the six months ended 31 March 2013 increased by 24% compared to the six months ended 31 March 2012. However, Sativex product sales revenue for the six months ended 31 March 2013 of £0.6m was £1.1m lower than the £1.7m of revenues recorded for the six months ended 31 March

2012. This has resulted from two factors: first, as a result of the license agreement amendment signed in March 2012 with Almirall, GW has charged a reduced supply price in this period; second, the recent pricing decision in Germany has led to an increase of £0.7m to the provision for a rebate to Almirall. The Almirall amendment signed last year expanded Almirall’s rights to Mexico, provided for a new €11.9m (£9.8m) milestone which was received by GW in May 2012, and also incorporated a reduced supply price for Sativex supplied from 1 January 2012 until Sativex cancer pain approval is achieved. In Germany, during March 2013, the German National Association of Statutory Health Insurance Funds imposed a price reduction on Sativex sales in Germany effective for sales from July 1, 2012. Of the additional £0.7m rebate provision, £0.6m related to sales recognised in the year ended September 30, 2012. GW expects this pricing decision to continue to have a negative impact on Sativex revenues in this fiscal year.

Cost of sales

Cost of sales for the six months ended 31 March 2013 of £0.7m represent an increase of £0.2m compared to the £0.5m recorded in the six months ended 31 March 2012. This increase reflects the 24% growth in the volume of Sativex inventory shipped to commercial partners in the six months ended 31 March 2013.

Research and development expenditure

Total research and development expenditure for the six months ended 31 March 2013 of £15.1m increased by £2.4m compared to the £12.7m incurred in the six months ended 31 March 2012. Partner-funded research and development expenditure, totalling £11.7m for the six months ended 31 March 2013, increased by £2.9m from the £8.8m incurred in the six months ended 31 March 2012. This was driven by a £2.9m increase in Sativex cancer pain Phase 3 trials expenditure, whilst the expenditure on earlier stage partner-funded pipeline research remained consistent with the prior period, at £2.5m.

GW-funded research and development expenditure decreased to £3.4m for the six months ended 31 March 2013 from £3.9m for the six months ended 31 March 2012. This was due to an increased proportion of the core research department overheads being attributed to Otsuka-funded activities in the current period.

Management and administrative expenses

Management and administrative expenses for the six months ended 31 March 2013 of £1.9m decreased marginally, by £0.1m, compared to the £2.0m incurred in the six months ended 31 March 2012.

Interest income

Interest income of £0.1m for the six months ended 31 March 2013 was unchanged compared with the prior period.

Taxation

The tax credit of £4.8m for the six months ended 31 March 2013 represents an increase of £3.9m compared to the £0.9m credit recorded in the six months ended 31 March 2012. This reflects the fact that, in Q1 2013, GW reached an agreement with the U.K. tax authority, HM Revenue & Customs, or HMRC, regarding the tax computations GW submitted for the year ended 30 September 2012. Pursuant to this agreement, HMRC agreed that the Company’s principal research subsidiary company, GW Research Ltd., was able to surrender trading losses that arise from its research and development activity for a tax credit cash rebate. The majority of GW’s pipeline research, clinical trials management and the Sativex chemistry and manufacturing controls development activities, all of which are being carried out by GW Research Ltd., are eligible for inclusion within the tax credit cash rebate claims.  The total tax credit of £4.8m is made up of: (i) the recognition of an additional £2.0m of research and development tax credits in respect of the year ended 30 September 2012 by GW Research Ltd., GW’s principal research subsidiary (ii) the recognition of a £1.5m deferred tax asset in respect of cumulative trading losses which GW intends to utilize to offset against future trading profits by GW Pharma Ltd., the Company’s principal commercial trading subsidiary, and (iii) the recognition of a £1.3m research and development tax credit for the six months ended 31 December 2012 by GW Research Ltd.

The £0.9m credit recorded in the first six months of 2012 represented a £0.4m research and development tax credit received by GW Pharma Ltd from HMRC in respect of surrendered corporation tax losses for the year ended 30 September 2011 plus a further £0.5m which was expected to be claimed by GW Pharma Ltd at year end in respect of the six months to 31 March 2012.

Profit/Loss

GW reported a net profit after tax for the first six months of 2013 of £0.1m compared with a loss after tax in the first six months of 2012 of £3.2m.

Liquidity and Capital Resources

Cash Flow

Net cash used by operations for the six months ended 31 March 2013 of £2.4m was £0.2m higher than the £2.2m used by operations in the six months ended 31 March 2012, reflecting growth in working capital during the period.

Research and development tax credits received of £2.8m for the six months ended 31 March 2013 were £2.4m higher than the £0.4m received during the six months ended 31 March 2012, reflecting receipt of a £2.8m tax credit claim by GW Research Ltd in respect of the year ended 30 September 2012. Further details are given in the taxation discussion section above.

Capital expenditure for the six months ended 31 March 2013 of £0.9m, consisting primarily of manufacturing equipment and leasehold improvements was £0.2m higher than the £0.7m of capital expenditure for the six months ended 31 March 2012.

The above cash flows resulted in net cash outflow for the six months ended 31 March 2013 of £1.4m compared to a net cash outflow of £2.1m for the six months ended 31 March 2012.

As at 31 March 2013, GW had a strong closing cash position of £27.9m compared to £29.3m as at 30 September 2012.

In addition, subsequent to the period end, the Company’s cash position has been enhanced from the issuance of 44.1 million new ordinary shares upon completion of the Nasdaq listing (including exercise of the over-allotment option) that took place in May 2013, raising net proceeds after expenses of US$28.4m (£18.2m).

Inventories

Inventories at 31 March 2013 had increased by £0.5m to £4.0m from £3.5m at 30 September 2012. Inventories consist of finished goods, consumable items and work in progress and are stated net of a £2.0m realisable value provision (30 Sept 2012 £2.1m). During this period, the realisable value provision has reduced by £0.1m, resulting in a credit to the income statement as the Company utilised old inventory that was fully provided against at the previous balance sheet date. The remaining increase in inventories was due to continued growing of plant materials at a higher rate than it is being used for commercial production.

Headcount

Average headcount for the six months ended 31 March 2013 was 188 (31 March 2012: 173).

Guidance

The rate of GW’s product sales growth in the next few years is likely to be influenced by a variety of factors, including the timing of new commercial launches, the timing of delivery of batches to partners, partner stock-holding policies, pricing and reimbursement discussions, and the rate of market uptake. The Company expects the reduced supply price being charged to Almirall and the adverse German pricing decision to lead to reduced Sativex sales revenues in this fiscal year compared with 2012.

The Company expects GW-funded R&D spend in this fiscal year to be 10-20% higher than in 2012.

In the last few years, significant milestone income receipts from Sativex licence agreements have led to the Group reporting small pre-tax profits. As reported at the time of the Company’s 2012 full-year results, and in line with market expectations, GW is not expecting significant milestone receipts in 2013 and this factor, together with GW’s on-going investment in the pipeline, leads the Company to expect to report a loss after tax for the 2013 financial year. It should be noted that a loss in 2013 should enable the Group to claim an R&D tax credit for the year.

RISKS AND UNCERTAINTIES

A detailed analysis of the risks that the Group faces is set out within the prospectus for the Nasdaq offering filed by the Group with the SEC, on 1 May 2013. In this prospectus, the following key risks were highlighted:

• GW is substantially dependent on the commercial success of its only product, Sativex, which is currently being commercialized for MS spasticity outside the U.S.

• In addition to Sativex for MS spasticity, GW is also dependent on the success of its product candidates, including Sativex for cancer pain, which may never receive regulatory approval or be successfully commercialized.

• If GW experiences disruptions in or problems with any phase of its manufacturing process and/or fails to comply with manufacturing regulations or maintain licenses relating to the cultivation, possession and supply of controlled substances, the Company’s business, results of operations and financial conditions could be materially and adversely affected.

• Sativex and GW’s other product candidates contain controlled substances, the use of which may generate public controversy around its business which could negatively impact the commercial success of any of the Company’s approved products or the future development of our product candidates.

• GW may not be able to maintain and protect its proprietary technology and assets and third parties may assert that GW infringes their patents and proprietary rights, which could impair the Company’s proprietary cannabinoid product platform and commercial opportunities.

• GW depends substantially on the commercial expertise of its collaboration partners, and relies on Otsuka’s funding of the clinical program for Sativex in cancer pain.

• GW has significant and increasing liquidity needs and may require additional funding.

• Clinical trials for GW’s product candidates are expensive, time consuming, uncertain and susceptible to change, delay or termination.

• Even if Sativex and GW’s other product candidates receive FDA approval, the Company will be subject to stringent controlled substances laws and regulations, and any failure by GW to comply with such laws and regulations could harm the Company’s reputation and operating results.

GW continues to face a number of potential risks and uncertainties which could have a material impact on the Group’s performance over the remaining six months of the financial year and could cause actual results to differ materially from expected and historical results. The directors do not consider that the principal risks and uncertainties have changed since the prospectus for the Nasdaq offering was filed by the Group with the SEC on 1 May 2013.

In the next six month period, the key risks facing the Group relate to the impact of the adverse Sativex pricing decision in Germany announced in March 2013. GW’s commercial partner, Almirall, considers the German price to be unacceptable and has initiated legal action to challenge the decision. This pricing decision may also negatively affect prices for Sativex in other countries.

The directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, a period of not less than 12 months from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing the financial information for the half year ended 31 March 2013.

Related party transactions

The Group did not enter into any related party transactions during the period.

Responsibility Statement

The directors confirm that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of the principal risks and uncertainties for the remaining six months of the year) and DTR 4.2.8R (disclosure of related party transactions and changes therein).

The directors of GW Pharmaceuticals plc are listed in the GW Pharmaceuticals plc Annual Report for the year ended 30 September 2012. Since that date Richard Forrest retired from his non-executive role on 18 January 2013 and Cabot Brown was appointed as a non-executive Director on 19 February 2013.

By Order of the Board

Justin Gover	Adam George
Chief Executive Officer	Chief Financial Officer

Cautionary statement

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding the timing of clinical trials, the relevance of GW products commercially available and in development, the size of Sativex market opportunities, and the development and regulatory clearance of the GW’s products.  Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex® and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission, including the prospectus related to the Nasdaq offering filed by GW with the SEC on May 1, 2013. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INDEPENDENT REVIEW REPORT TO GW PHARMACEUTICALS PLC

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 March 2013 which comprises the condensed consolidated income statements, the condensed consolidated statements of changes in equity, the condensed consolidated balance sheets, the condensed consolidated cash flow and related notes 1 to 11. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board.  Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the half-yearly financial report in accordance with the AIM Rules of the London Stock Exchange.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union.  The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 March 2013 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the AIM Rules of the London Stock Exchange.

Deloitte LLP

Chartered Accountants and Statutory Auditor

Reading, UK

3 June 2013

GW Pharmaceuticals plc

Condensed consolidated income statements

Three and six months ended 31 March 2013

		Six months ended	Six months ended		Six months ended		Three months ended		Three months ended
		31 March	31 March		31 March		31 March		31 March
		2013	2013		2012		2013		2012
	Notes	$000’s	£000’s		£000’s		£000’s		£000’s

Revenue	2	19,605	12,915		11,078		7,739		6,093
Cost of sales		(999)	(658)		(522)		(245)		(119)
Research and development expenditure	3	(22,928)	(15,104)		(12,723)		(8,701)		(6,673)
Management and administrative expenses		(2,857)	(1,882)		(2,035)		(1,083)		(1,562)

Operating loss		(7,179)	(4,729)		(4,202)		(2,290)		(2,261)
Interest income		124	82		102		36		41

Loss before tax		(7,055)	(4,647)		(4,100)		(2,254)		(2,220)
Tax	4	7,242	4,771		928		330		553

Profit/(loss) for the period		187	124		(3,172)		(1,924)		(1,667)

Earnings/(loss) per share — basic and diluted	5	0.2c	0.1	p	(2.4	)p	(1.4	)p	(1.3	)p

All activities relate to continuing operations.

The Group has no recognised gains or losses other than the losses above and therefore no separate consolidated statement of comprehensive income has been presented.

GW Pharmaceuticals plc

Condensed consolidated statements of changes in equity

Six months ended 31 March 2013

	Called-up	Share
	share	premium	Other	Retained
	capital	account	reserves	earnings	Total
	£000’s	£000’s	£000’s	£000’s	£000’s

Balance at 1 October 2011	133	65,866	20,184	(68,531)	17,652
Exercise of share options	—	72	—	—	72
Share-based payment transactions	—	—	—	500	500
Loss for the period	—	—	—	(3,172)	(3,172)

Balance at 31 March 2012	133	65,938	20,184	(71,203)	15,052

Balance at 1 October 2012	133	65,947	20,184	(65,032)	21,232
Expense of new equity issue	—	(684)	—		(684)
Share-based payment transactions	—	—	—	350	350
Profit for the period	—	—	—	124	124

Balance at 31 March 2013	133	65,263	20,184	(64,558)	21,022

GW Pharmaceuticals plc

Condensed consolidated balance sheets

As at 31 March 2013

		As at 31 March	As at 31 March	As at 30 September
		2013	2013	2012
	Notes	$000’s	£000’s	£000’s

Non-current assets
Intangible assets — goodwill		7,909	5,210	5,210
Property, plant and equipment		4,331	2,853	2,432
Deferred tax asset	4	2,248	1,481	—

		14,488	9,544	7,642

Current assets
Inventories	6	6,127	4,036	3,537
Taxation recoverable		1,940	1,278	820
Trade receivables and other current assets	7	1,735	1,143	1,588
Cash and cash equivalents		42,339	27,891	29,335

		52,141	34,348	35,280

Total assets		66,629	43,892	42,922

Current liabilities
Trade and other payables	8	(14,512)	(9,560)	(9,114)
Deferred revenue	9	(5,686)	(3,746)	(2,449)

		(20,198)	(13,306)	(11,563)

Non-current liabilities
Deferred revenue	9	(14,519)	(9,564)	(10,127)

Total liabilities		(34,717)	(22,870)	(21,690)

Net assets		31,912	21,022	21,232

Equity
Share capital		202	133	133
Share premium account		99,069	65,263	65,947
Other reserves		30,639	20,184	20,184
Accumulated deficit		(97,998)	(64,558)	(65,032)

Total Equity		31,912	21,022	21,232

GW Pharmaceuticals plc

Condensed consolidated income statements

Three and six months ended 31 March 2013

	Six months ended	Six months ended	Six months ended
	31 March	31 March	31 March
	2013	2013	2012
	$000’s	£000’s	£000’s
Profit/(loss) for the period	188	124	(3,172)
Adjustments for:
Interest income	(124)	(82)	(102)
Tax	(7,242)	(4,771)	(928)
Depreciation of property, plant and equipment	676	445	379
Other gains and losses	562	370	(163)
Decrease in provision for inventories	(214)	(141)	(460)
Share-based payment charge	531	350	500
	(5,623)	(3,705)	(3,946)
Increase in inventories	(543)	(358)	(113)
Decrease in trade receivables and other current assets	669	441	922
Increase in trade and other payables and deferred revenue	1,791	1,180	952
Cash (used)/generated by operations	(3,706)	(2,442)	(2,185)
Research and development tax credits received	4,299	2,832	428

Net cash inflow/(outflow) from operating activities	593	390	(1,757)
Investing activities
Interest received	131	86	155
Purchases of property, plant and equipment	(1,315)	(866)	(738)

Net cash outflow from investing activities	(1,184)	(780)	(583)
Financing activities
Proceeds on exercise of shares options	—	—	72
Expense of new equity issue	(1,039)	(684)	—
Net cash outflow from financing activities	(1,038)	(684)	72
Effect of foreign exchange rate changes	(562)	(370)	163
Net decrease in cash and cash equivalents	(2,192)	(1,444)	(2,105)
Cash and cash equivalents at beginning of the period	44,531	29,335	28,319

Cash and cash equivalents at end of the period	42,339	27,891	26,214

1. Significant Accounting policies

Basis of preparation

These unaudited condensed consolidated interim financial statements of GW Pharmaceuticals plc and subsidiaries (the “Group”) have been prepared in accordance with International Accounting Standard 34 — “Interim Financial Reporting”, as issued by the International Accounting Standards Board and as endorsed by the European Union and were approved by the Board on 20 May 2013.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and as adopted by the European Union have been condensed or omitted as permitted by IAS 34.  The balance sheet as at 30 September 2012 was derived from the audited financial statements.

The significant accounting policies and methods of computation adopted in the preparation of these interim condensed financial statements are consistent with those used in the preparation of the Group’s annual audited financial statements for the year ended 30 September 2012 in accordance with IFRSs. These interim financial statements include all adjustments, which are necessary to fairly state the results of the interim period and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year.

The Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

The information for the period ended 30 September 2012 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. The consolidated financial statements for the year ended 30 September 2012 have been filed with the Registrar of Companies.  The auditors’ report on those financial statements was unqualified, did not draw attention to any matters by way of emphasis without qualifying their report and did not contain statements under section 498(2) or 498(3) of the Companies Act 2006.

The Directors do not consider the business to be seasonal or cyclical.

Going Concern

At 31 March 2013 the Group had cash and cash equivalents of £27.9m. The Group is also generating revenues from Sativex sales, milestone payments and research and development fees receivable from pharmaceutical licensing partners. The directors have reviewed the working capital and research and development funding requirements of the Group for the next twelve months and consider that the cash and cash equivalents, recurring revenues together with the strong development partner relationships that are in place mean that the Group is well placed to manage its business risks successfully.

The Directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, a period of not less than 12 months from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing the financial information for the six and six months ended 31 March 2013.

2. Operating and Geographical segments

Operating Segments

Information reported to the Group’s Board of Directors for the purposes of resource allocation and assessment of segment performance is focused on the stage of product development. The Group’s reportable segments are as follows:

•         Sativex Commercial: The Sativex Commercial segment promotes Sativex through strategic collaborations with major pharmaceutical companies for the currently approved indication of spasticity due to multiple sclerosis. The Group entered into licensing agreements with Otsuka Pharmaceutical Co. Ltd., Almirall S.A., Bayer HealthCare AG, Neopharm Group and Novartis Pharma AG for the commercialisation of Sativex in the United States, Europe, Australia, New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East and Africa. Sativex Commercial segment revenues include product sales, and license, collaboration and technical access fees and development and approval milestones fees.

•         Sativex Research and Development: The Sativex Research and Development segment seeks to maximise the potential of Sativex through the development of new indications. The current focus for this segment is the Phase 3 clinical development program of Sativex for use in treatment of cancer pain. Sativex Research and Development segment revenues consist of research and development fees charged to Sativex licensees.

•         Pipeline Research and Development: The Pipeline Research and Development segment seeks to develop cannabinoid medications other than Sativex across a range of therapeutic areas using the Group’s proprietary cannabinoid technology platform and partnerships with international scientists. The Group has two product candidates in Phase 2 trials in the field of diabetes and inflammation, as well as pre-clinical research programs evaluating the use of selected cannabinoids for the treatment of glioma, epilepsy and psychiatric illness. Pipeline Research and Development segment revenues consist of research and development fees charged to Otsuka under the terms of our pipeline research collaboration agreement.

The accounting policies of the reportable segments are the same as the Group’s accounting policies. Segment result represents the result of each segment without allocation of share-based payment expenses, and before management and administrative expenses, interest expense, interest income and tax. This is the measure reported to the Group’s Board of Directors for the purpose of resource allocation and assessment of segment performance.

No measures of segment assets and segment liabilities are reported to the Board of Directors in order to assess performance and allocate resources. Intersegment activity has been eliminated. There are no intersegment sales and all revenue is generated from external customers.

Segmental revenues and results

For the Three Months Ended 31 March 2013

	Sativex Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs(1) £’000	Consolidated £’000
Revenue:
Product sales	418	—	—	418	—	418
Research and development fees	—	5,712	1,286	6,998	—	6,998
License, collaboration and technical access fees	323	—	—	323	—	323
Development and approval milestones fees	—	—	—	—	—	—
Total revenue	741	5,712	1,286	7,739	—	7,739
Cost of sales	(245)	—	—	(245)	—	(245)
Research and development credit/(expenditure)	115	(6,848)	(1,894)	(8,627)	(74)	(8,701)
Segmental result	611	(1,136)	(608)	(1,133)	(74)	(1,207)
Management and administrative expenses						(1,083)
Operating loss						(2,290)
Interest income						36
Loss before tax						(2,254)
Tax						330
Loss for the period						(1,924)

The following is an analysis of depreciation and the movement in the provision for inventories by segment for the three months ended 31 March 2013:

	Sativex Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated Costs(1) £’000	Consolidated £’000
Depreciation	—	(134)	(101)	(235)	—	(235)

Decrease in provision for inventories	115	26	—	141	—	141

(1) Unallocated costs represent share-based payment transactions which are not allocated to segments.

Segmental revenues and results

For the Three Months Ended 31 March 2012

	Sativex Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs(1) £’000	Consolidated £’000
Revenue:
Product sales	429	—	—	429	—	429
Research and development fees	—	4,061	1,280	5,341	—	5,341
License, collaboration and technical access fees	323	—	—	323	—	323
Development and approval milestones fees	—	—	—	—	—	—
Total revenue	752	4,061	1,280	6,093	—	6,093
Cost of sales	(119)	—	—	(119)	—	(119)
Research and development credit/(expenditure)	460	(4,914)	(1,968)	(6,422)	(251)	(6,673)
Segmental result	1,093	(853)	(688)	(448)	(251)	(699)
Management and administrative expenses						(1,562)
Operating loss						(2,261)
Interest income						41
Loss before tax						(2,220)
Tax						553
Loss for the period						(1,667)

The following is an analysis of depreciation and the movement in the provision for inventories by segment for the three months ended 31 March 2012:

	Sativex Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated Costs(1) £’000	Consolidated £’000
Depreciation	—	(100)	(87)	(187)	—	(187)
Decrease in provision for inventories	460	—	—	460	—	460

(1) Unallocated costs represent share-based payment transactions which are not allocated to segments.

Segmental revenues and results

For the Six Months Ended 31 March 2013

	Sativex Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs(1) £’000	Consolidated £’000
Revenue:
Product sales	585	—	—	585	—	585
Research and development fees	—	9,185	2,498	11,683	—	11,683
License, collaboration and technical access fees	647	—	—	647	—	647
Development and approval milestones fees	—	—	—	—	—	—
Total revenue	1,232	9,185	2,498	12,915	—	12,915
Cost of sales	(658)	—	—	(658)	—	(658)
Research and development credit/(expenditure)	296	(11,374)	(3,891)	(14,969)	(135)	(15,104)
Segmental result	870	(2,189)	(1,393)	(2,712)	(135)	(2,847)
Management and administrative expenses						(1,882)
Operating loss						(4,729)
Interest income						82
Loss before tax						(4,647)
Tax						4,771
Profit for the period						124

Sativex sales in the six months ended 31 March 2013 were adversely impacted by the recognition of a £0.7 million provision for a rebate to our commercial partner, Almirall, as a consequence of decision in March 2013 by the German National Association of Statutory Health Insurance Funds to impose a price reduction on Sativex sales in Germany, effective for sales from 1 July 2012.

The following is an analysis of depreciation and the movement in the provision for inventories by segment for the six months ended 31 March 2013:

	Sativex Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated Costs(1) £’000	Consolidated £’000
Depreciation	—	(249)	(196)	(445)	—	(445)
Decrease/(increase) in provision for inventories	296	(155)	—	141	—	141

(1) Unallocated costs represent share-based payment transactions which are not allocated to segments.

Segmental revenues and results

For the Six Months Ended 31 March 2012

	Sativex Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs(1) £’000	Consolidated £’000
Revenue:
Product sales	1,652	—	—	1,652	—	1,652
Research and development fees	—	6,250	2,529	8,779	—	8,779
License, collaboration and technical access fees	647	—	—	647	—	647
Development and approval milestones fees	—	—	—	—	—	—
Total revenue	2,299	6,250	2,529	11,078	—	11,078
Cost of sales	(522)	—	—	(522)	—	(522)
Research and development credit/(expenditure)	460	(8,546)	(4,382)	(12,468)	(255)	(12,723)
Segmental result	2,237	(2,296)	(1,853)	(1,912)	(255)	(2,167)
Management and administrative expenses						(2,035)
Operating loss						(4,202)
Interest income						102
Loss before tax						(4,100)
Tax						928
Loss for the period						(3,172)

The following is an analysis of depreciation and the movement in the provision for inventories by segment for the six months ended 31 March 2012:

	Sativex Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated Costs(1) £’000	Consolidated £’000
Depreciation	—	(190)	(189)	(379)	—	(379)
Decrease in provision for inventories	460	—	—	460	—	460

(1) Unallocated costs represent share-based payment transactions which are not allocated to segments.

Revenues from the Group’s largest customer, the only customer where revenues amount to more than 10% of the Group’s revenues, are included within the above segments as follows:

	Sativex Commercial £’000	Sativex R&D £000’s	Pipeline R&D £000’s	Total £000’s

Three months ended 31 March 2013	—	5,713	1,285	6,998

Three months ended 31 March 2012	140	4,005	1,280	5,425

Six months ended 31 March 2013	—	9,185	2,498	11,683

Six months ended 31 March 2012	140	6,194	2,529	8,863

Geographical analysis of turnover by destination of customer

	Three months ended	Three months ended	Six months ended	Six months ended
	31 March	31 March	31 March	31 March
	2013	2012	2013	2012
	£000’s	£000’s	£000’s	£000’s

UK	(58)	3	384	247
Europe (excluding UK)	501	487	297	1,767
United States	5,797	4,122	9,294	6,334
Canada	214	200	442	200
Asia	1,285	1,281	2,498	2,530
	7,739	6,093	12,915	11,078

All turnover and losses before taxation originated in the UK. All assets and liabilities are held in the UK.

3. Research and development expenditure

	Three months ended	Three months Ended	Six months ended	Six months ended
	31 March	31 March	31 March	31 March
	2013	2012	2013	2012
	£000’s	£000’s	£000’s	£000’s
GW-funded research and development	1,703	2,579	3,421	3,944
Development partner-funded research and development	6,998	4,094	11,683	8,779
Total	8,701	6,673	15,104	12,723

4. Tax credit

	Three months Ended	Three months ended	Six months ended	Six months ended
	31 March	31 March	31 March	31 March
	2013	2012	2013	2012
	£000’s	£000’s	£000’s	£000’s
UK Corporation tax credit — current year	(661)	(125)	(1,278)	(500)
UK Corporation tax credit — prior year	—	(428)	(2,012)	(428)
Change in deferred tax asset	331	—	(1,481)	—
Total credit for the period	(330)	(553)	(4,771)	(928)

The UK Corporation tax credit relates to research and development expenditure claimed under the Finance Act 2000. In early 2013, GW reached an agreement with the U.K. tax authority, HM Revenue & Customs, or HMRC, regarding the tax computations the Company submitted for the year ended September 30, 2012. Pursuant to this agreement, HMRC agreed that GW’s principal research subsidiary company, GW Research Ltd., was able to surrender trading losses that arise from its research and development activity for a tax credit cash rebate. This agreement with HMRC has subsequently resulted in a tax credit of £4.8 million being recorded for the six months ended 31 March 2013 due to: (i) the recognition of an additional £2.0 million of research and development tax credits in respect of the year ended 30 September 2012 by GW Research Ltd., the Company’s principal research subsidiary (ii) the recognition of a £1.5 million deferred tax asset in respect of cumulative trading losses which GW intends to utilize to offset against future trading profits by GW Pharma Ltd., the Company’s principal commercial trading subsidiary and (iii) the recognition of an accrued research and development tax credit expected to be claimable at year end by GW Research Limited in respect of the research and development expenditure incurred in the six months ended 31 March 2013.

5. Earnings/(loss) per share

The calculations of earnings/(loss) per share are based on the following results and numbers of shares.

	Three months ended	Three months ended	Six months ended	Six months ended
	31 March	31 March	31 March	31 March
	2013	2012	2013	2012
	£000’s	£000’s	£000’s	£000’s
Profit/(loss) for the period — basic and diluted	(1,924)	(1,667)	124	(3,172)

	Number of shares
	Three months ended		Three months ended		Six months ended		Six months ended
	31 March		31 March		31 March		31 March
	2013		2012		2013		2012
Weighted average number of ordinary shares	133.2		133.1		133.2		133.1
Less ESOP trust ordinary shares	(0.2)		(0.2)		(0.2)		(0.2)

Weighted average number of ordinary shares for purposes of basic earnings per share	133.0		132.9		133.0		132.9
Effect of potentially dilutive shares arising from share options	—		—		5.1		—
Effect of potentially dilutive shares arising from warrants	—		—		—		—
Weighted average number of ordinary shares for purposes of diluted earnings per share	133.0		132.9		138.1		132.9
Earnings/(loss) per share—basic	(1.4	)p	(1.3	)p	0.1	p	(2.4	)p
Earnings/(loss) per share—diluted	(1.4	)p	(1.3	)p	0.1	p	(2.4	)p

6. Inventories

	31 March	30 September
	2013	2012
	£000’s	£000’s
Raw materials	241	312
Work in progress	3,545	2,951
Finished goods	250	274
	4,036	3,537

Inventories with a carrying value of £2.6m are considered to be recoverable after more than one year from the balance sheet date, but within the Group’s normal operating cycle.

The movement in the provision for inventories is as follows:

£000’s
As at 1 October 2011	3,431
Decrease in provision for inventories	(460)
As at 31 March 2012	2,971
As at 1 October 2012	2,131
Decrease in provision for inventories	(141)
As at 31 March 2013	1,990

7. Trade and other receivables

	31 March	30 September
	2013	2012
	£000’s	£000’s
Amounts falling due within one year
Trade receivables	436	784
Provision for impairment — trade receivables	—	(26)
	436	758
Other receivables	319	235
Prepayments and accrued income	388	595
	1,143	1,588

8. Trade and other payables

	31 March	30 September
	2013	2012
	£000’s	£000’s
Amounts falling due within one year
Other creditors and accruals	5,580	4,437
Trade payables	3,452	4,090
Other taxation and social security	528	587
	9,560	9,114

Other creditors and accruals includes a provision for a rebate of Sativex revenue of £0.8 million that is expected to be paid to Almirall following the adverse German pricing decision in March 2013.

9. Deferred revenue

	31 March	30 September
	2013	2012
	£000’s	£000’s
Amounts falling due within one year
Deferred license, collaboration and technical access fee income	1,294	1,378
Advance research and development fees	2,452	1,071
	3,746	2,449

Amounts falling due after one year
Deferred license, collaboration and technical access fee income	9,564	10,127

Deferred revenues result mainly from up-front license fees received in 2005 of £12.0m from Almirall S.A. and collaboration and technical access fees from other Sativex licensees.

Advance payments received represent payments for research and development activities to be carried out on behalf of Otsuka. These amounts will be recognised as revenue in future periods as the services are rendered.

10. Subsequent events

Subsequent to the period end, on 1 May 2013 GW achieved a listing on the NASDAQ Global Market. As part of this listing, the Company issued 44.136 million new 0.1 pence Ordinary shares, in the form of 3.678 million American Depositary Shares, raising net proceeds after expenses of approximately $28.4m or £18.2m. This cash inflow from issuance of 42m new equity shares was received by the Company on 7 May 2013 and the remaining cash inflow from exercise of the over-allotment option is expected to be received by the Company on 4 June 2013.

11. Availability of information

A copy of this statement is available from the Company Secretary at Porton Down Science Park, Salisbury, Wiltshire, SP4 0JQ. Full details can also be found on the Group’s website at www.gwpharm.com.

Other Events

On June 3, 2013, GW Pharmaceuticals plc issued a press release containing details of a conference call to report its 2013 second quarter financial results.  The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release dated June 3, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

By:	/s/ Adam George
Name:	Adam George
Title:	Chief Financial Officer

Date: June 3, 2013